SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  21 March 2005

                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  IFRS adoption update announcement made on 21 March 2005







March 21, 2005

BT updates on the adoption of International Financial Reporting Standards (IFRS)

BT Group plc ('BT') will be adopting International Financial Reporting Standards
(IFRS) as the basis of accounting for the year ending 31 March 2006. As part of the transition to IFRS, BT is presenting today its latest view of the pro-forma financial effect of adopting IFRS for the year ended 31 March 2004.

BT will continue to report under UK Generally Accepted Accounting Principles (UK
GAAP) for the year ended 31 March 2005 and will subsequently present financial information in accordance with IFRS.

Whilst some of the changes required by IFRS will impact BT's reported profits and net assets this has no impact on the cash flows generated by the business or the cash resources available for investment or distribution to shareholders. Furthermore the adoption of IFRS does not affect BT's strategy or underlying business performance.

The main areas of impact for BT on adoption of IFRS include:

   - Recognition of defined benefit pension scheme assets and liabilities on balance sheet and finance charges associated with those assets and liabilities

   - Recognition of the fair value of share based payments

   - Amendment to the timing of recognition of certain property operating lease charges

   - Requirement to no longer amortise goodwill and to separately identify and amortise any other intangible assets on business combinations

   - Recognition of fair value movements on certain financial instruments from 1 April 2005

Hanif Lalani, Group Finance Director, commented:

"The information provided today shows the latest view of the main IFRS effects on BT in advance of their adoption next year. IFRS requires more items to be marked to market, which may make future reported results more volatile, in particular through the net interest line. Our current view of the pro-forma effect of adopting IFRS for 2003/04 is to reduce EPS* by approximately 1.5 pence, compared to UK GAAP, and a minimal increase in net debt. For 2004/05 the EPS* effect is expected to be broadly neutral, compared to UK GAAP.

It is important to note that these accounting changes do not affect our cash generation or our investment and shareholder distribution policy."

*before goodwill amortisation and exceptional items

Full details of the main expected IFRS changes and their adoption by BT will be provided in a presentation hosted by Hanif Lalani, Group Finance Director. The presentation will commence at 12.00pm (UK time) and is accessible at:

Call details: 0870 608 1510 (UK)/+44 208 974 7900 (European)/ (001) 728 354 1175
(US). Password: IFRS

Contact details: Investor Relations - +44 (0) 207 356 4909

The slide pack for the presentation will be accessible from 11.30am (UK time) at:

http://www.btplc.com/news/presentations/generalpresentations/index.htm



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 21 March 2005